Exhibit 99.1
Nomination of President & CEO of Shinhan Bank

On February 7, 2017, The Subsidiary Management Commitee of Shinhan Financial Group made a resolution to recommend Wi Sung-ho, the current CEO of Shinhan Card, as a nominee for the president and chief executive officer of Shinhan Bank.

The nomination for the position of president and chief executive officer of Shinhan Bank is subject to shareholder approval at the upcoming annual general meeting of shareholders of Shinhan Bank.

The details of the nominee are as follows:

Name	Date of Birth	Major Work Experience

Wi Sung-ho	June 12, 1958	2013 -current CEO, Shinhan Card 2011 — 2013 Deputy President and Head of WM Group, Shinhan Bank and Shinhan Investment Corp.(concurrent position) 2008 — 2011 Deputy President, Shinhan Financial Group

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

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Name: Yim Bo-hyuk
Title:	Chief Financial Officer

Date: February 7, 2017